Exhibit 5.1

[Letterhead of Hogan & Hartson L.L.P.]

October 10, 2008

Board of Directors

Local Insight Regatta Holdings, Inc.

188 Inverness Drive West, Suite 800

Englewood, Colorado 80112

Ladies and Gentlemen:

We are acting as special counsel to Local Insight Regatta Holdings, Inc., a Delaware corporation (the “Company”), in connection with its registration statement on Form S-4, as amended (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”) relating to the proposed public offering of up to $210.5 million in aggregate principal amount of the Company’s 11.00% Series B Senior Subordinated Notes due 2017 (the “Exchange Notes”) in exchange for up to $210.5 million in aggregate principal amount of its currently outstanding 11.00% Series A Senior Subordinated Notes due 2017 issued in November 2007 (the “Outstanding Notes”) and the related joint and several, full and unconditional guarantees of payment of the principal of and interest on the Exchange Notes on an unsecured, senior subordinated basis (the “Guarantees”) by the Company’s subsidiaries listed on Schedule I hereto (the “Guarantors”). The Outstanding Notes were issued, and the Exchange Notes will be issued, pursuant to an indenture dated November 30, 2007 (the “Indenture”) among the Company, the Guarantors and Wells Fargo Bank, N.A. as trustee (the “Trustee”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies and facsimile and electronic copies). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on, and we have not made any investigation or inquiry other than our examination of such documents. This opinion letter is given, and all statements herein are made, in the context of the foregoing. In rendering this opinion letter, we are relying, with your approval and to the extent that the laws of the following states are relevant

Board of Directors

Local Insight Regatta Holdings, Inc.

October 10, 2008

(without any independent verification or investigation), upon an opinion letter of the law firm named below for each such state, in such law firm’s capacity as special counsel to the Guarantor(s) incorporated in such state, addressed to the Company and to us and of even date herewith, with respect to the matters addressed therein: (i) Ohio (Thompson Hine LLP); and (ii) Pennsylvania (Pepper Hamilton LLP).

This opinion letter is based as to matters of law solely (i) on the Delaware General Corporation Law, as amended (which includes the statutory provisions contained therein, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws), (ii) the laws of the State of Colorado, and (iii) the laws of the State of New York.

Based upon, subject to and limited by the foregoing, we are of the opinion that:

(a)(i) Following the effectiveness of the Registration Statement and receipt by the Company of the Outstanding Notes in exchange for the Exchange Notes as specified in the resolutions of the Board of Directors of the Company, and (ii) assuming due execution, authentication, issuance and delivery of the Exchange Notes as provided in the Indenture, the Exchange Notes will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

(b)(i) Following the effectiveness of the Registration Statement and receipt by the Company of the Outstanding Notes in exchange for the Exchange Notes as specified in the resolutions of the Board of Directors of the Company, and (ii) assuming due execution, authentication, issuance and delivery of the Exchange Notes as provided in the Indenture, the Guarantees will constitute valid and binding obligations of each of the Guarantors, enforceable against the Guarantors in accordance with their terms.

To the extent that the obligations of the Company and the Guarantors under the Indenture may depend upon such matters, we assume for purposes of the opinions expressed above (i) that the Trustee is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization; (ii) that the Trustee is duly qualified to engage in the activities contemplated by the Indenture; (iii) that the Indenture has been duly authorized, executed, and delivered by the Trustee and constitutes the valid and binding obligation of the Trustee enforceable against the Trustee in accordance with its terms; (iv) that, with respect to acting as a trustee under the Indenture, the Trustee is in compliance with all applicable laws and regulations; and (v) that the Trustee has the requisite organizational and legal power and authority to perform its obligations under the Indenture.

Board of Directors

Local Insight Regatta Holdings, Inc.

October 10, 2008

In addition to the assumptions, qualifications, exceptions and limitations elsewhere set forth in this opinion letter, our opinions expressed above are also subject to the effect of: (i) bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers); and (ii) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the applicable agreements are considered in a proceeding in equity or at law).

We express no opinion in this letter as to any other laws and regulations not specifically identified above as being covered hereby (and in particular, we express no opinion as to any effect that such other laws and regulations may have on the opinions expressed herein). We express no opinion in this letter as to federal or state securities laws or regulations, antitrust, unfair competition, banking, or tax laws or regulations, or laws or regulations of any political subdivision below the state level. The opinions set forth above are based upon a review of only those laws and regulations (not otherwise excluded in this letter) that, in our experience, are generally recognized as applicable to transactions of the type contemplated in the Indenture and the Outstanding Notes and the Exchange Notes.

This opinion letter has been prepared for use in connection with the Registration Statement. We assume no obligation to advise you of any changes in the foregoing subsequent to the effective date of the Registration Statement.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ HOGAN & HARTSON L.L.P.

Schedule I

Guarantors

Name of Guarantor	State or Other Jurisdiction of Incorporation or Organization
Local Insight Yellow Pages, Inc.	Ohio

Local Insight Listing Management, Inc.	Pennsylvania

The Berry Company LLC	Colorado